December 11, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Mangoceuticals, Inc.
Registration Statement on Form S-1 Initially filed on December 11, 2023
File No. 333-275993

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Mangoceuticals, Inc, hereby requests the withdrawal of the Request for Acceleration of Effectiveness of the Registration Statement on Form S-1 (the “Request”), erroneously filed without a registration statement file number, on December 11, 2023. The Request was inadvertently filed. We wish to withdraw the Request version to correct this error. Simultaneous with the submission of this letter, we will be filing a new Request for Acceleration of Effectiveness of the Registration Statement on Form S-1 solely to rectify the EDGAR filing error specified above.

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer